Revised Schedule A

As of August 2023

Trust and Fund	Classes	Expense Cap Level	TA Cap	Termination Date

Revised Schedule B

As of August 2023

Funds with Expense Cap on Operating Expenses and Acquired Fund Fees and Expenses (“AFFE”)

Trust and Fund	Classes	Cap on Operating Expenses & AFFE	TA Cap	Termination Date